UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
Commission File Number: 001-41072
IREN Limited
(Translation of registrant’s name into English)
Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
Annual General Meeting Results
On November 20, 2024, Iris Energy Limited (the “Company”) held its Annual General Meeting of Shareholders.
The final results of the resolutions submitted to a vote of shareholders are as follows:

Resolution 1: Appointment of Byrons Audit as Australian auditor
Our shareholders passed the ordinary resolution confirming that Byrons Audit be appointed as the Australian auditor of the Company for the purposes of the Company's Australian Audited Financial Statements and that the directors be authorised to fix the remuneration of the auditor (as set out in the Notice of Meeting).
The following table sets forth the vote of registered shareholders at the Meeting with respect to the appointment of Byrons Audit:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
99.68%	0.04%	0.27%	—

Resolution 2: Change of Company name
Our shareholders passed the special resolution confirming that the name of the Company be changed from Iris Energy Limited to IREN Limited, and that the directors be authorised to take all necessary steps to effect this change, including updating the Company's Constitution and notifying ASIC of the change of name (as set out in the Notice of Meeting).
The following table sets forth the vote of registered shareholders at the Meeting with respect to the change in Company name:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
99.77%	0.19%	0.05%	—

Resolution 3: Renewal of the Proportional Takeover Provisions
Our shareholders passed the special resolution confirming that the proportional takeover provisions contained in Schedule 6 of the Company's Constitution be renewed for a period of three (3) years with effect from the date of the AGM (as set out in the Notice of Meeting).
The following table sets forth the vote of registered shareholders at the Meeting with respect to the renewal of the proportional takeover provisions:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
99.67%	0.13%	0.20%	—

Change of Company name
The change of Company name to IREN Limited is effective as of November 28, 2024.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form 20-F (File No. 001-41072), the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201, 333-273071 and 333-280518) and the registration statements on Form F-3 (File Nos. 333-277119 and 333-279427) of the Company and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Constitution of the Company, as currently in effect

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IREN Limited

Date: November 29, 2024	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director